Exhibit 99.1

Lucas GC Limited Announces 1H 2024 Financial Results:

Revenue at US$83.32 million with Increases in Both Gross Margin and Net Income Margin

NEW YORK, SEPTEMBER 26, 2024 (GLOBE NEWSWIRE) — Lucas GC Limited (NASDAQ: LGCL) (“Lucas” or the “Company”), an artificial intelligence (the “AI”) technology-driven Platform-as-a-Service (the “PaaS”) company whose technologies have been applied to the human resources, insurance and wealth management industry verticals, today announced its financial results for 1H fiscal year of 2024.

1H 2024 Financial Highlights

●	Our revenue was RMB605.52 million (US$83.32 million) for the six months ended June 30, 2024, compared with RMB820.07 million for the six months ended June 30, 2023, representing a decrease of 26.16%.
●	We recorded a gross margin of 33.54% for the six months ended June 30, 2024, representing an increase of 516 bps compared with that of the six months ended June 30, 2023.
●	We recorded net income of RMB53.93 million (US$7.42 million) for the six months ended June 30, 2024, compared with RMB53.69 million for the six months ended June 30, 2023.
●	Our net income margin increased to 8.91% for the six months ended June 30, 2024, compared with 6.55% for the six months ended June 30, 2023.

1H 2024 Operational Highlights

●	Increased active registered users by 10% to 702,060 in 1H 2024 as compared to Dec 2023.
●	Obtained two patents related to core Artificial Intelligence (AI) technology, bringing the total number of granted patents to 18.
●	Signed two strategic agreements with publicly traded financial institutions, i.e. Bank of Ningbo and Industrial Securities Co., Limited., to port the AI LLM technology into wealth management vertical.
●	Signed a strategic agreement with Beijing Fourth Paradigm Technology Co., Limited to develop Artificial Intelligence training programs.
●	Won The 2024 Cberi Prize in The Most Valuable Brand for Investment during the Asian Brand Economy Conference (ABEC).

Management Commentary

Howard Lee, Chief Executive Officer of Lucas, said “We adopted a change of strategy in 1H 2024. We decided to position ourselves as a technology company rather than a service company. As a result, we started selling our technology to peers and let them deliver the assignments themselves, rather than compete with them. We tried to reduce our activities in delivering the recruitment assignments directly ourselves, and instead we focused on selling the technology and information to our peers and clients with products that have higher margins than those of assignment delivery services. That’s why we had significant gross margin improvement in 1H 2024 compared to 1H 2023. The revenue decrease was due to our change of strategy to focus on higher-margin products, as well as the effect of one-time post COVID recovery spike in China, making 1H 2023 a higher-than-normal-business-run-rate comparison.”

“In order to sustain our technological leads as a technology company, we have continued to invest significantly in research and development. R&D expenses increased by 2.45% compared to 1H 2023 due to continuous investments in AI-enabled technologies including Generative Pre-trained Transformer (GPT) and related artificial intelligence generated content (AIGC) technologies. R&D as a percentage of revenue was 13.31% in 1H 2024 compared with 9.59% in 1H 2023.”

“We had a strong growth of our user base: our active registered users reached 702,060 by June 2024, representing 10% growth in 1H 2024, compared to Dec 2023, setting the stage for strong revenue growth for the future, not only within human resource services, but in the areas such as IT outsourcing and information services. I also expect to execute acquisitions or form partnerships outside China that are accretive and will drive value for shareholders in the coming months.”

About Lucas GC Limited

With 18 granted U.S. and Chinese patents and over 74 registered software copyrights in the AI, data analytics and blockchain technologies, Lucas GC Limited is an AI technology-driven Platform as a Service (PaaS) company with over 702,060 agents working on its platform. Lucas’ technologies have been applied to the human resources, insurance and wealth management industry verticals. For more information, please visit: https://www.lucasgc.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions. Any forward-looking statements contained in this press release speak only as of the date hereof, and Lucas GC Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For Investor Inquiries and Media Contact:

https://www.lucasgc.com/

ir@lucasgc.com

T: 818-741-0923

LUCAS GC LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	30,123	51,513	7,088
Restricted cash	100	-	-
Accounts receivable, net	28,144	46,448	6,391
Advance to suppliers, net	164,802	223,004	30,686
Deferred offering costs	6,541	706	97
Prepaid expenses and other current assets	1,626	1,616	222
Total current assets	231,336	323,287	44,484

Non-current assets
Software and equipment, net	48,299	76,388	10,511
Operating lease right-of-use assets, net	84	797	110
Deferred tax assets	12,103	12,897	1,775
Total non-current assets	60,486	90,082	12,396

TOTAL ASSETS	291,822	413,369	56,880

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	39,381	57,829	7,958
Accounts payable	35,217	51,997	7,155
Contract liabilities	13,552	17,203	2,367
Income tax payable	131	131	18
Amounts due to related parties	3,097	2,120	292
Operating lease liabilities, current	86	449	62
Accrued expenses and other current liabilities	3,766	3,580	490
Total current liabilities	95,230	133,309	18,342

Operating lease liabilities, non-current	-	401	55
Total non-current liability	-	401	55
TOTAL LIABILITIES	95,230	133,710	18,397

Shareholders’ equity
Ordinary shares (US$0.000005 par value; 10,000,000,000 and 10,000,000,000 shares authorized as of December 31, 2023 and June 30, 2024; 78,063,300 and 78,063,300 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	3	3	-
Subscription receivables	(3)	(3)	-
Additional paid-in capital	113,554	142,255	19,575
Statutory reserve	19,559	23,758	3,269
Retained earnings	61,041	110,372	15,188
Accumulated other comprehensive (loss)/income	(11)	427	59
Total Lucas GC Limited shareholders’ equity	194,143	276,812	38,091
Non-controlling interests	2,449	2,847	392
Total shareholders’ equity	196,592	279,659	38,483

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	291,822	413,369	56,880

LUCAS GC LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)
Revenues
Recruitment service	395,360	155,812	21,440
Outsourcing service	366,550	418,456	57,581
Others	58,162	31,250	4,300
Total revenues	820,072	605,518	83,321
Cost of revenues	(587,382)	(402,438)	(55,377)
Gross profit	232,690	203,080	27,944

Operating expenses
Selling and marketing expenses	(41,678)	(39,000)	(5,367)
General and administrative expenses	(61,389)	(30,298)	(4,169)
Research and development expenses	(78,675)	(80,612)	(11,093)
Total operating expenses	(181,742)	(149,910)	(20,629)

Income from operations	50,948	53,170	7,315

Other/(expenses) income
Financial expenses, net	(273)	(754)	(104)
Other income, net	2,535	718	99
Total other income/(expenses), net	2,262	(36)	(5)

Income before income tax benefit	53,210	53,134	7,310
Income tax benefit	482	794	109
Net income	53,692	53,928	7,419
Less: net income attributable to non-controlling interests	(397)	(398)	(55)
Net income attributable to Lucas GC Limited	53,295	53,530	7,364

Net income	53,692	53,928	7,419
Other comprehensive income:
Foreign currency translation difference, net of tax of nil	6	438	60
Total comprehensive income	53,698	54,366	7,479
Less: total comprehensive income attributable to non-controlling interests	(397)	(398)	(55)
Comprehensive income attributable to Lucas GC Limited	53,301	53,968	7,424

Net income per share:
Basic	0.68	0.69	0.09
Diluted	0.68	0.69	0.09

Weighted average shares outstanding used in calculating basic and diluted loss per share:
Basic	78,063,300	78,063,300	78,063,300
Diluted	78,063,300	78,063,300	78,063,300